02029836

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2002

P.E.
4-1-02

Anchor Lamina Inc.
(Registrant's name)

2590 Ouellette Avenue
Windsor, Ontario
Canada N8X 1L7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F _____

Indicate whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __X__ No _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANCHOR LAMINA INC.

April 4, 2002

BY: ____________________
Jack C. Tough
Vice President & CFO

Item List

1. Consolidated Financial Statement for Second Quarter ended February 28, 2002.

Report to Bondholders

For the Second Quarter Ended February 28, 2002
April 4, 2002

Consolidated sales for the quarter ended February 28, 2002 were $31.3 million, compared to $44.0 million for the second quarter of fiscal 2001. Earnings before interest, income taxes, depreciation and amortization and non-recurring costs (EBITDA) were $4.1 million for the quarter, compared with $3.9 million in the quarter ended February 28, 2001. Removing the results of the operations of EOC as described in the following paragraph, sales and EBITDA from the second fiscal quarter of 2001 would have been $31.4 million and $3.3 million, respectively.

On May 31, 2001 the majority of the operations in Europe (operated under the corporate identity of EOC) were sold to D-M-E, a subsidiary of Milacron Inc. of Cincinnati, Ohio. The amounts outstanding from the sale are under dispute. The amount in dispute is $5.1 million. Further information on the sale is given in note 3 to the consolidated financial statements. In January 2002, $0.7 million was received from the purchaser in accordance with the holdback provisions of the sale agreement. Anchor Lamina Inc. maintains its operational presence in Europe through its steel plate and die set facilities in Chemnitz, Germany.

Anchor Lamina Inc. has used the cash proceeds of the EOC sale to reduce bank debt and is currently negotiating to restructure the terms of the remaining bank borrowings. If banking arrangements cannot be successfully renegotiated it is likely that one or more of the bank covenants will not be met at the end of the next fiscal quarter. At February 28, 2002 the Company had an available borrowing base under its revolving line of credit of $23.1 million, and had drawn $20.9 million. Subsequent to the quarter end, on March 15, 2002 the land and buildings in Ludenscheid, Germany were sold for proceeds of $5.3 million. This will result in a gain on sale of approximately $1.4 million to be recorded in the quarter ended May 31, 2002. The proceeds will initially be used to pay down the revolving line of credit but must be used to repay the term loan in 181 days if they have not been used to purchase replacement assets.

Net loss for the quarter ended February 28, 2002 was $1.6 million, compared with a net loss of $2.9 million for the second quarter of fiscal 2001. The reduced loss in the second quarter of fiscal 2002 was due, in most part, to lower interest and reorganization costs having an after-tax impact of $0.4 million and $0.5 million respectfully.

Consolidated gross margins were 28.2% in the second quarter of fiscal 2002, up from 27.0% in the second quarter of fiscal 2001. Gross margins increased as a result of the sale of the EOC operations, which had lower margins, and from higher margins in North America.

Selling and administrative expenses for the quarter ended February 28, 2002 were $4.7 million versus $8.0 million in the second quarter of fiscal 2001. The sale of the EOC operations contributed $2.8 million to the decrease.

For the six months ended February 28, 2002 consolidated sales were $65.5 million, compared with $89.8 million for the same period in fiscal 2001. Fiscal 2002 year to date consolidated EBITDA was $8.7 million versus $9.0 million in fiscal 2001. Removing the results of the operations of EOC from fiscal 2001, sales would have been $64.8 million and EBITDA $7.6 million in the first half. Gross margins for the first half of fiscal 2002 were $18.8 million compared with $24.9 million in 2001. With EOC excluded from fiscal 2001, year to date gross margins would have been $18.0 million. On a similar basis, selling and administrative expenses would have been $10.5 million in the first six months of fiscal 2001 compared to the reported $10.0 million in fiscal 2002. Reduced professional fees, bad debt provisions and administrative and sales salaries were the main contributors to the lower expenditure levels in the first two quarters of fiscal 2002.

The first half of the 2002 fiscal year had a net loss of $2.8 million, compared with a net loss of $0.7 million in fiscal 2001. The variation in results was due, in most part, to the after-tax gain recorded last year from the purchase of the company's 9.875% subordinated notes payable. This resulted in an after-tax gain of $3.3 million, net of the write-off of associated deferred charges. Another factor contributing to the increased net loss was lower EBITDA in the first half of fiscal 2002 which had an after-tax impact of $0.2 million. Partially offsetting these factors were reductions in 2002 in depreciation and amortization expenses (having a net after-tax impact of $0.3 million), interest expense (having a net after-tax impact of $0.8 million) and reorganization expenses ($0.5 million after-tax) compared to the first half of the prior fiscal year.

Certain statements contained in this report may be construed as "forward–looking" statements within the meaning of the United States federal securities laws and are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such statements are only predictions and speak only as of the date of this report. No assurances can be given that actual results will not differ materially from those projected in the forward-looking statements contained in this report. Actual results may also differ materially due to risks and uncertainties which are described in the Company's Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission on February 25, 2002.

ANCHOR LAMINA INC.
CONSOLIDATED STATEMENTS OF LOSS
(In Thousands of Canadian Dollars)

		Three Months Ended February 28,		Six Months Ended February 28,	
		2002	**2001**	**2002**	**2001**
LES	$	31,331	43,965	65,524	89,753
st of goods sold		22,489	32,077	46,762	64,824
ROSS PROFIT		8,842	11,888	18,762	24,929
lling and administrative expenses		4,705	8,000	10,046	15,950
PERATING EARNINGS BEFORE THE FOLLOWING		4,137	3,888	8,716	8,979
epreciation and amortization		3,141	3,479	6,357	6,881
ss (gain) on disposal of capital assets		44	(47)	73	(47)
erest on long term debt		2,313	2,843	4,626	5,857
her interest		364	397	807	919
eorganization expenses (note 4)		-	811	-	811
ain on early extinguishment of debt (note 2)		-	-	-	(5,419)
rite-off of deferred finance fees (note 2)		-	-	-	276
rite-off of deferred exchange asset (note 2)		-	-	-	97
ain on foreign exchange - intercompany debt		(107)	(14)	(122)	(226)
		5,755	7,469	11,741	9,149
OSS BEFORE INCOME TAXES		(1,618)	(3,581)	(3,025)	(170)
COME TAXES		(34)	(717)	(193)	493
ET LOSS	$	(1,584)	(2,864)	(2,832)	(663)

(See accompanying notes)

ANCHOR LAMINA INC.
CONSOLIDATED BALANCE SHEETS
(In Thousands of Canadian Dollars)

		February 28 2002	August 31 2001
CURRENT ASSETS			
Accounts receivable	$	23,921	22,845
Loans receivable - sale of European operations (note 3)		6,161	4,080
Loans receivable - shareholders		34	33
Inventories		17,259	16,252
Prepaid expenses		1,496	1,035
		48,871	44,245
LOANS RECEIVABLE - SHAREHOLDERS		322	337
LOANS RECEIVABLE - SALE OF EUROPEAN OPERATIONS (note 3)		-	2,878
CAPITAL ASSETS		102,160	103,857
GOODWILL AND DEFERRED CHARGES		71,648	71,055
	$	223,001	222,372
CURRENT LIABILITIES			
Bank indebtedness	$	20,602	17,740
Accounts payable		7,998	7,739
Accrued liabilities		7,409	8,005
Income taxes payable		702	745
Current portion of long-term debt		5,697	8,525
		42,408	42,754
LONG-TERM DEBT		92,471	89,186
FUTURE INCOME TAXES		586	1,140
CONTINGENCY (note 3)			
SHAREHOLDERS' EQUITY			
Share capital – Common shares		91,860	91,860
Contributed surplus		1,665	1,665
(Deficit) retained earnings		(8,154)	(5,322)
Cumulative translation adjustments		2,165	1,089
		87,536	89,292
	$	223,001	222,372

(See accompanying notes)

ANCHOR LAMINA INC.
CONSOLIDATED STATEMENTS OF (DEFICIT) RETAINED EARNINGS
(In Thousands of Canadian Dollars)

		Three Months Ended February 28,		Six Months Ended February 28,	
		2002	2001	2002	2001
:ETAINED EARNINGS, BEGINNING OF PERIOD	$	(6,570)	3,391	(5,322)	1,190
		(1,584)	(2,864)	(2,832)	(663)
:ETAINED EARNINGS, END OF PERIOD	$	(8,154)	527	(8,154)	527

(See accompanying notes)

ANCHOR LAMINA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of Canadian Dollars)

	Three Months Ended February 28, 2002	Three Months Ended February 28, 2001	Six Months Ended February 28, 2002	Six Months Ended February 28, 2001
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:				
OPERATING				
Net loss	$ (1,584)	(2,864)	(2,832)	(663)
Adjustments for:				
Depreciation and amortization	3,141	3,479	6,357	6,881
Loss (gain) on disposal of capital assets	44	(47)	73	(47)
Gain on early extinguishment of debt (note 2)	-	-	-	(5,419)
Write-off of deferred finance fees (note 2)	-	-	-	276
Write-off of deferred exchange asset (note 2)	-	-	-	97
Future income taxes	(258)	(854)	(454)	348
	1,343	(286)	3,144	1,473
Net change in non-cash working capital	(4,399)	(5,189)	(2,998)	(5,228)
	(3,056)	(5,475)	146	(3,755)
INVESTING				
Purchase of capital assets	(445)	(1,669)	(932)	(4,236)
Proceeds on disposition of capital assets	34	65	34	4,844
Proceeds on sale of European operations (note 3)	720	-	720	-
	309	(1,604)	(178)	608
FINANCING				
Increase in bank indebtedness	4,007	7,318	2,861	8,689
Repayment of long-term debt	(1,260)	(73)	(2,829)	(4,730)
Repurchase of share capital for cancellation	-	(166)	-	(166)
Employee share option advances	-	-	-	(646)
	2,747	7,079	32	3,147
CHANGE IN CASH AND CASH EQUIVALENTS	-	-	-	-
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	-	-	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ -	-	-	-

(See accompanying notes)

ANCHOR LAMINA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands of Canadian Dollars)

(1) The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods as were used in the August 31, 2001 annual financial statements.

(2) During the six months ended February 28, 2001, the Company repurchased $10,049 ($6,600 U.S.) of its subordinated notes payable for $4,630 ($3,023 U.S.). This resulted in a gain on early extinguishment of debt of $5,419. This gain is reduced by deferred financing fees of $276 incurred in connection with the original issuance of the repurchased notes that have been written off. This gain is also reduced by the deferred foreign exchange asset on the subordinated notes payable that has been written down by $97 to reflect the reduction in the outstanding balance of the subordinated notes payable.

(3) Effective May 31, 2001 the Company sold its business interests and operations at Mahlberg and Ludenscheid, Germany, and its distribution interests in France and the Czech Republic. The purchaser was Milacron of Cincinnati, Ohio through its operating division D-M-E. The Company has maintained ownership of the Ludenscheid land and buildings and the Chemnitz, Germany steel plate and die set facilities and operations. The purchase price was $33,288 (Euro 25,090) consisting of $26,331 (Euro 20,145) cash, loans receivable guaranteed by the purchaser of $720 (Euro 511) repaid January 1, 2002, and $2,879 (Euro 2,045) due January 1, 2003 and a closing balance sheet estimated purchase price adjustment of $3,362 (Euro 2,389). The Company used the cash proceeds to reduce debt. The operations sold had a book value of $28,543 (Euro 21,837). Transaction costs were $1,755 (Euro 1,297). Including a realized exchange loss of $3,035 (Euro 2,243) on related intercompany debt, the transaction resulted in a loss on sale of $389 (Euro 287) recorded in the third quarter of Fiscal 2001. The amounts outstanding from the sale are under dispute. Management believes that it has recorded the proper balances due under the legally binding sale agreement.

(4) During the quarter ended February 28, 2001, the Company incurred reorganization costs in connection with reducing staff levels at all of its locations. Expenses of $811 were incurred for employee severance.

(5) Subsequent to the quarter end, on March 15, 2002 the land and buildings in Ludenscheid, Germany were sold for proceeds of $5.3 million. This will result in a gain on sale of approximately $1.4 million to be recorded in the quarter ended May 31, 2002. The proceeds will initially be used to pay down the revolving line of credit but must be used to repay the term loan in 181 days if they have not been used to purchase replacement assets.

(In Thousands of Canadian Dollars)

(6) The Company conducts its operations through three principal operating segments: North American Die Set, Lamina Components, and European. The following tables set forth information about segment revenue and earnings before interest, taxes, depreciation and amortization (EBITDA).

Three months ended February 28, 2002

	North American Die Set	Lamina Components	European Segment	Inter-Segment Eliminations	Total
Revenue from external customers	$ 20,982	$ 10,188	$ 2,456	$ (2,295)	$ 31,331
Segment EBITDA	2,395	1,412	330		4,137

Three months ended February 28, 2001

	North American Die Set	Lamina Components	European Segment	Inter-Segment Eliminations	Total
Revenue from external customers	$ 19,669	$ 12,160	$ 14,855	$ (2,719)	$ 43,965
Segment EBITDA	1,516	1,536	836		3,888

Six months ended February 28, 2002

	North American Die Set	Lamina Components	European Segment	Inter-Segment Eliminations	Total
Revenue from external customers	$ 43,614	$ 21,745	$ 5,051	$ (4,886)	$ 65,524
Segment EBITDA	4,611	3,426	679		8,716

Six months ended February 28, 2001

	North American Die Set	Lamina Components	European Segment	Inter-Segment Eliminations	Total
Revenue from external customers	$ 42,267	$ 23,836	$ 29,263	$ (5,613)	$ 89,753
Segment EBITDA	4,260	2,896	1,823		8,979

Reconciliation of total reportable operating segment EBITDA to the Company's consolidated (loss) earnings before income taxes is as follows:

	Three Months Ended February 28,		*Six Months Ended* February 28,	
	2002	2001	2002	2001
Total EBITDA for reportable segments	$ 4,137	$ 3,888	$ 8,716	$ 8,979
Depreciation and amortization	(3,141)	(3,479)	(6,357)	(6,881)
(Loss) gain on disposal of capital assets	(44)	47	(73)	47
Interest on long term debt	(2,313)	(2,843)	(4,626)	(5,857)
Other interest	(364)	(397)	(807)	(919)
Reorganization expenses (note 4)	-	(811)	-	(811)
Gain on early extinguishment of debt	-	-	-	5,419
Write-off of deferred finance fees	-	-	-	(276)
Write-off of deferred exchange asset	-	-	-	(97)
Gain on foreign exchange - intercompany balances	107	14	122	226
Total consolidated loss before income taxes	$ (1,618)	$ (3,581)	$ (3,025)	$ (170)